

Mail Stop 3561

September 16, 2016

Stanislav Augustin
President and Chief Executive Officer
Reliant Service Inc.
3 Rabí
Rabi, Czech Republic 34201

> **Re:** **Reliant Service Inc.**
> **Amendment No. 6 to Registration Statement on Form S-1**
> **Filed September 2, 2016**
> **File No. 333-208934**

Dear Mr. Augustin:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary

Our Company, page 5

1. Reference is made to the tenth paragraph on page 6. Please revise to disclose that the net gain from inception on March 20, 2015 through July 31, 2016 was $6,201 rather than $3,201.

Summary Financial Information, page 7

2. The summary financial information as of and for the year ended July 31, 2016 is labeled "(Unaudited)" and the summary financial information as of and for the year ended July 31, 2015 is labeled "(Audited)." The first paragraph under the "Summary Financial Information" subheading states that all this financial information was derived from your

audited financial statements. As such, please remove the labels of "(Unaudited)" and "(Audited)."

3. The "Total Liabilities & Stockholder's Equity" as of July 31, 2015 line item does not agree to the financial statements. Please revise to present the correct amount.

Financial Statements, page 34

4. Please revise to present the audited July 31, 2015 and 2016 financial statements in a comparative format rather than as two separate sets of financial statements.

Statement of Changes in Stockholders' Equity, page 50

5. The "Beginning Balance" line item presented is net profit accumulated through July 31, 2015 and the "Common Stock" line item does not represent activity in the period beginning August 1, 2015 and ending July 31, 2016. Please revise to present a Statement of Changes in Stockholders' Equity from August 1, 2015 through July 31, 2016.

You may contact Adam Phippen, Staff Accountant, at (202) 551-3336, or James Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849, if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Attorney-Advisor, at (202) 551-3342, or Lisa Kohl, Legal Branch Chief, at (202) 551-3252 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lisa M. Kohl for

Mara Ransom
Assistant Director
Consumer Products